FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of April, 2007

                         Commission File Number 1-15236

                              Advantest Corporation
                              ---------------------
                 (Translation of Registrant's Name Into English)

                         Shin Marunouchi Center Building
                         -------------------------------
                                1-6-2, Marunouchi
                                -----------------
                                   Chiyoda-ku
                                   ----------
                                 Tokyo 100-0005
                                 --------------
                                      Japan
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                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X  Form 40-F
                                       ---          ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No X
                                    ---     ---

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
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Materials Contained in this Report:


     1. English translation of the Annual Japanese-language Financial Digest for the fiscal year ended March 31, 2007, as filed with the Tokyo Stock Exchange on April 25, 2007.

     2. English translation of a press release dated April 25, 2007, relating to changes in basic policies with respect to distribution of profits and revision of dividend forecast for the fiscal year ended March 31, 2007.

     3. English translation of a press release dated April 25, 2007, relating to announcement with respect to share repurchase.

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            Advantest Corporation



                                            By: /s/ Hitoshi Owada
                                               ----------------------------
                                               Name:  Hitoshi Owada
                                               Title: Director and Managing
                                                      Executive Officer




Date:  April 25, 2007